

June 29, 2020

Ryan Bettencourt
Chief Executive Officer
Legion Works, Inc.
4275 Executive Square, Suite 200
La Jolla, CA 92037

> **Re: Legion Works, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed June 18, 2020**
> **File No. 024-11169**

Dear Mr. Bettencourt:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2020 letter.

Amendment No. 4 to Form 1-A

Dilution, page 31

1. Please tell us how you calculated the Price Per Share to Shareholders under this Offering. Based upon a unit price of $2.50 and warrant exercise price of $3.25, it appears that the average share price to new investors will be $2.75. In addition, it is unclear how you calculated the Percentage Dilution as the amounts disclosed appear to be significantly less than actual dilution experienced. Please review and revise your dilution disclosure as appropriate in an amended filing.

Ryan Bettencourt
Legion Works, Inc.
June 29, 2020
Page 2

You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jillian Sidoti